SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: December 7, 2009
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐          Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐          No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .)
Enclosed:
News Release

December 7, 2009
Ivanhoe Mines announces construction budget of US$758 million for development work in 2010 at Oyu Tolgoi mining complex in Mongolia
Majority of Oyu Tolgoi Investment Agreement conditions precedent have been satisfied in recent weeks
ULAANBAATAR, MONGOLIA — Ivanhoe Mines’ President and Chief Executive Officer John Macken announced today that the joint Ivanhoe Mines-Rio Tinto Oyu Tolgoi Technical Committee has approved a conditional US$758 million budget for 2010 to begin full-scale construction of the copper-gold mining complex in southern Mongolia.
“The approval of the 2010 construction budget represents the next big step toward bringing this project into production,” Mr. Macken said. “Ivanhoe is considering a schedule that could see construction of the initial open-pit mine completed in 2012 and commercial production begin in 2013.”
The 2010 budget provides for an early start on a site-wide development program, pending the successful completion of the remaining conditions precedent required to give full effect to the Oyu Tolgoi Investment Agreement signed October 6, 2009.
Work in 2010 is planned to include:
•	Resumption of the sinking of the 10-metre-diameter Shaft #2, which will be used to hoist ore to the surface from the deep, underground, copper-gold-rich Hugo Dummett Deposit.

•	Construction of a 97-metre-tall (approximately 31 storeys), reinforced-concrete headframe for Shaft #2.

•	Pouring the concrete foundation for the 100,000-tonne-per-day concentrator and deliveries of building materials for the concentrator and infrastructure.

•	Installation of a 20-megawatt power station and 35-kilovolt distribution system.

•	Initial earthworks for the open-pit mine at the Southern Oyu deposits.

•	Continuation of lateral underground development off Shaft #1 at the Hugo Dummett Deposit.

•	Construction of a 105-kilometre highway link to the Mongolia-China border, which will be fully paved by the time production begins.

•	Construction of a regional airport, with a concrete runway to accommodate Boeing 737-sized aircraft.
Ivanhoe Mines’ present consolidated cash position is approximately US$1 billion. Mr. Macken said additional funds are expected during 2010 either from Rio Tinto’s exercise of Series A warrants, priced at US$8.38-$8.54 and yielding US$385-$393 million, or through potential investments in Ivanhoe by one or more strategic shareholders, including sovereign-wealth funds, that have expressed unsolicited interest in participating in Ivanhoe’s growth opportunities.

Seven of 10 Investment Agreement conditions completed
A total of seven of the required 10 conditions precedent now have been satisfied since the signing of the Investment Agreement on October 6, 2009.
The conditions were:
•	the increase of Rio Tinto’s ownership stake in Ivanhoe Mines from 9.9% to 19.7% through a US$388 million payment to Ivanhoe;

•	the conversion into mining licences of exploration licences held by Entrée Gold on extensions of the Oyu Tolgoi mineralized trend, whose development is covered under a joint-venture agreement with Ivanhoe Mines;

•	the establishment of a Standing Working Committee, comprised of representatives of the Government and Oyu Tolgoi LLC, which will operate during construction of the mining complex to streamline the granting of permits and expedite Mongolian customs clearances;

•	the signing of the Investment Agreement and companion Shareholders’ Agreement by all relevant parties;

•	the restructuring of Ivanhoe’s subsidiary, Ivanhoe Mines Mongolia Inc. — now renamed Oyu Tolgoi LLC — which continues to hold the Oyu Tolgoi licences and will operate the project;

•	the separation of assets unrelated to the Oyu Tolgoi Project; and

•	the registration in Mongolia of a revised charter for Oyu Tolgoi LLC.
After the remaining conditions precedent have been satisfied, 34% of the shares of the holding company, Oyu Tolgoi LLC, will be owned by Erdenes MGL, a Mongolian state-owned resources company, and 66% will continue to be owned by Ivanhoe Mines.
Independent Technical Report to declare first underground reserve at Oyu Tolgoi
A panel of experts appointed by the Mongolian Government has completed an initial review of a feasibility study for the planned open-pit and underground mines. Mr. Macken said that the Government’s consideration of the feasibility study, which is one of the conditions precedent that remains to be satisfied under the Investment Agreement, is expected to be concluded in coming weeks.
Following conclusion of the feasibility study’s consideration, Ivanhoe Mines will be in a position to publicly release an independent Technical Report that will declare the first underground reserves at Oyu Tolgoi and update the project’s total mineral resources that have been confirmed by Ivanhoe’s ongoing exploration program.
The Technical Report, which is the basis for the 2009 Integrated Development Plan (IDP-09), also will provide an independent evaluation of long-term production scenarios for the 12-kilometre-long chain of Oyu Tolgoi deposits that have been discovered to date, with associated capital and operating cost projections. The report is being prepared for Ivanhoe Mines by several of the world’s foremost engineering, mining and environmental consultants, which are led by GRD Minproc and include Stantec (formerly McIntosh) Engineering.
Ivanhoe Mines’ shares are listed on the Toronto, New York and NASDAQ stock exchanges under the symbol IVN.
Information contacts in North America
Investors: Bill Trenaman +1.604.688.5755. Media: Bob Williamson +1.604.688.5755

Forward-Looking Statements
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” ”will” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; the timing of the release of the IDP-09; the timing of the Government’s consideration of the feasibility study; the timing of the construction of the initial Oyu Tolgoi mine; the timing of commencement of full construction of the Oyu Tolgoi Project; and other statements that are not historical facts.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A filed on Sedar. The reader is cautioned not to place undue reliance on forward-looking information or statements. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: December 7, 2009	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary